Exhibit 17.1

May 13, 2009

G. Robert Gey

N6562 Bowers Road

Elkhorn, WI 53121

262-723-1210(H)/612-867-4763(C)

Email: rgey1@yahoo.com

Richard Erstad

3100 East Hennepin Ave

Minneapolis, MN 55413

Dear Richard:

Per your email of May 1, 2009 inviting my response regarding the 8K filing the following comments reflect the extent to which I disagree with the Company’s attestations.

I understand this will be added to the previously filed 8K regarding my departure from the Hawkins Board.

As has been the company’s style throughout the process to control information certain exhibits included in my April 27, 2009 resignation letter issued by the Hawkin’s Chairman were omitted in the 8 K filing.

The purpose I suspect is that they are in conflict with the 5.02 statements and reflect the under handed nature of the process employed.

Exhibit A when viewed in the context of the other submissions clearly demonstrates the Chairman’s blind commitment and allegiance to the CEO. Rather than build the Board into a supportive/collaborative team the Chairman chose to organize a posse for retribution without allowing a proper forum for independent consideration. It further evidences the lack of tolerance of management scrutiny and stifling of debate.

Exhibit B further demonstrates the lack of effort to determine the facts as well as the haste and violation of ethics/best practices as previously practiced by the Board.

Given the Board Chairman’s non independent status and position as Chair of the Governance Committee he is too conflicted to adequately address governance principles.

Secondarily, to allow the brother of the CEO a vote on the removal of a Board member and Committee Chairman for a “lack of support for the CEO” allegation also appears to be a conflict of interest and governance violation.

Erstad

The unwarranted actions taken by the Board as organized by the Chairman demonstrates an overall lack of tolerance for vigorous debate, allowance of independent discussion, consideration of issues and retribution for dissent.

I am not the only Board member departure for so called lack of confidence in the CEO and on the receiving end of retributions for the exercise of committee charter responsibilities.

The SEC would do well to use this as a case study in setting new standards for Board operations.

Sincerely,

/s/ G. Robert Gey

G. Robert Gey

EXHIBIT A

Candidate[1]	Tuesday, December 9, 2008 9:18 AM

From:	Jack McKeon

To:	Robert Gey, Duane M. Jergenson, Jim Faulconbridge, Jack McKeon, Eapen Chacko, Daryl I. Skaar

Gentlemen – I just got off the phone with Candidate– as you may know, he withdrew his name from consideration for the Hawkins board–Bob Gey had already talked with him, but I wanted to understand his thinking– the headline is he sees a disconnect between “certain” board members and management about direction of the company, lack of aggressiveness, inadequate internal systems (i.e., annual budgeting, implementation of the ERP system, cost accounting, etc., etc.) and a general lack of confidence in management– he said “a board needs healthy debate about the direction of the company, but ALL board members need to be confident about management”– I agree completely– THIS IS BULLSHIT!!!!!!!!!!!! — those of you are not confident in John and his team need to resign immediately– and you know who you are!!! — IT’S UNBELIEVABLE TO ME THAT ANY OF YOU WOULD HAVE SAID SOMETHING TO CANDIDATE THAT WOULD LEAD HIM TO CONCLUDE THAT “CERTAIN” BOARD MEMBERS ARE NOT CONFIDENT IN MANAGEMENT!! – why would he or anyone join the board after hearing about “no confidence”– this is an excellent company that has had great success– short of something cataclysmic, management is not going to change, so those of you are troubled with management need to move on– I will be calling each of you in the next few days– Jack

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1The name of the potential director has been redacted by the Company to preserve his privacy and because the Company believes it is not material to the understanding of the contents of these documents. The party is referred to as “Candidate” in these documents.

EXHIBIT B

Re: Special Meeting January 9, 2009	Sunday, January 4, 2009 6:53 PM

From:	Jack McKeon

To	rgeyl@yahoo.com

Cc:	Eapen Chacko, Jim Faulconbridge, Howard Hawkins, John Hawkins, Daryl I. Skaar, Duane M. Jergenson, Richard Erstad, Steven Kennedy

Bob– I sent you an email on 12/22 asking you whether you were still unwilling to resign after I asked you to do so on 12/12– you never responded to that email– there is no need for a meeting in person– the meeting will not take long– kindly find the time to get on the phone (if you choose to do so) with the rest of the directors on 1/9 at 9am (CT) — thank you– Jack.

Robert Gey wrote:

>         Jack,

>         Given past communication I assume you called the joint meeting referenced in Erstad’s email of December 31, 2008.

>         If so being the principle identified for decision at this session I am requesting that the meeting be postponed until January 13th or after. I am not available on January 9th due to a long standing commitment that requires me to be out of state.

>         Additionally, I believe that this matter is of such magnitude as to require those available to meet in person.

>	Please advise.
>	Bob

>

>	G. Robert Gey N6562 Bowers Road Elkhorn, WI 53121

>

>	262-723-1210 (H) 612-867-4763 (C)

>

>